SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated March 4, 2005

Benetton Group SpA: Benetton Board examines the preliminary consolidated results for the 2004 financial year and the 2005 consolidated forecast

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: March 4, 2005

Benetton Board examines the preliminary consolidated results for the 2004 financial year and the 2005 consolidated forecast

Ponzano, 4th March 2005. The Benetton Group Board of Directors today reviewed the preliminary consolidated results for the 2004 financial year.

The 2004 figures (1) confirm, in line with previous communications, consolidated revenues of 1,686 million euro. Operating income and EBIT margin are expected to be respectively around 12.8% and 11.3% of revenues, while net income is forecast to be 7.3% of revenues.

Free cash flow, of about 170 million euro, reflects the already disclosed improvement in the net financial position expected to be around 440 million euro. This is despite the tax payment (125 million euro) linked to the company reorganization in 2003.

In view of the expiry of the 300 million euro bond (in July 2005), which the company will finance for the most part from cash flow, the Board has given the management a mandate to negotiate with the banking system, within the first half 2005, a new revolving credit line, for a maximum of 500 million euro.

The Benetton Board has also analysed the trends in the provisional data for 2005.

The company has established a significant incentive policy with its network of commercial partners, consistent with the business model, to allow them to increase their investment power, enabling them to open new locations and renew existing ones, in addition to increasing their competitive capacity in terms of pricing to the final customer.

On the commercial front, attention is on the development of emerging markets such as China and India, also through agreements with local retail chains, in order to open shop-in-shops in large department stores in the principal cities. In India, in particular, a 50% joint venture has been acquired, securing total control of the manufacturing and commercial capacity in that country.

Simultaneously, Benetton Group is maintaining its strategic focus on the efficiency and optimisation of its operating and manufacturing systems, in particular the delocalisation process, the completion of the production cycle in its foreign facilities and the reduction of structural costs.

In 2005 consolidated revenues are forecast between 1,620 and 1,650 million euro and the EBIT margin is expected to be between 9.5% and 10% of revenues. Net income for the present financial year is forecast to be in the range of 6% of revenues.

As regards the Group balance sheet, the net financial position should improve further to around 400 million euro, as a result of positive free cash flow despite net operating investments of between 130 and 150 million euro, up from previous years and principally focussed on the development of the commercial network.

CEO of Benetton Group, Silvano Cassano, stated "We have chosen to respond forcefully and decisively to a highly competitive market in the context of a very weak international economic scenario. We are concentrating with ever greater determination on the realisation of the Guide Lines 2004-2007, presented in December 2003, bringing forward and strengthening policies already provided for, aimed at reinforcing and increasing the cohesion of our network of commercial partners".

In the fourth quarter 2005, following an attentive analysis of the trends in the orders of the collections, an up-date of the Guide Lines will be given for the period 2005-2008.

  Unaudited preliminary figures that will be approved on March 31st 2005 by Benetton Board of Directors.

For further information:

Media Investor Relations

+39-0422519036 +39-0422519412

www.benettongroup.com/press

www.benettongroup.com/investor

This document contains forward-looking information about the Company's financial status and strategic initiatives. Such information is subject to a certain level of risk and uncertainty that could cause the Company's actual results to differ significantly from the information discussed in this document. The forward-looking information is based on the current expectations of the management team.